July 22, 2009

Ms. Jessica Plowgian, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KVH Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

And Documents Incorporated by Reference

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 6, 2009

File No. 000-28082

Dear Ms. Plowgian,

Per our discussion earlier today, this letter is to confirm that you have approved the request of KVH Industries, Inc. to extend the due date until August 7, 2009, for our response to your comment letter dated July 17, 2009, File No. 000-28082.

Thank you very much for providing us this extension of time.

Sincerely,

/s/ Patrick J. Spratt
Patrick J. Spratt
Chief Financial Officer
KVH Industries, Inc.